SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

DIXIE FOODS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

255517104

(CUSIP Number)

Kenneth Antos

c/o KCI Investments LLC
4033 South Dean Martin Drive
Las Vegas, Nevada 89103

Telephone: (702) 834-7401

(Name, address and telephone number of person
authorized to receive notices and communications)

June 4, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS KCI Holding 1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	40,814,376
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	40,814,376
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,814,376
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Kenneth Antos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	40,814,376 (1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	40,814,376 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,814,376
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.0%
14	TYPE OF REPORTING PERSON IN

(1) Mr. Antos is one of two managers of KCI Holding 1, LLC, which directly owns 40,814,376 shares of common stock of Dixie Foods International, Inc. As such, Mr. Antos may be deemed to have shared voting and dispositive power over the shares held by KCI Holding I, LLC.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Donald Porges
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	40,814,376 (1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	40,814,376 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,814,376
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.0%
14	TYPE OF REPORTING PERSON IN

(1) Mr. Porges is one of two managers of KCI Holding 1, LLC, which directly owns 40,814,376 shares of common stock of Dixie Foods International, Inc. As such, Mr. Porges may be deemed to have shared voting and dispositive power over the shares held by KCI Holding I, LLC.

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Dixie Foods International, Inc., a Florida Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4033 South Dean Martin Drive, Las Vegas, Nevada 89103.

ITEM 2.	Identity and Background.

(a)	This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons” or individually, a “Reporting Person”): KCI Holding 1, LLC, a Nevada limited liability company (“KCI”), Kenneth Antos, an individual (“Antos”), and Donald Porges, an individual (“Porges”).

(b)	The principal business address of each Reporting Person is 4033 South Dean Martin Drive, Las Vegas, Nevada 89103.

(c)	The principal business of KCI is making investments in the food and restaurant industry. The principal business of Antos is serving as a manager of KCI, as the President and Chief Executive Officer and as a director of the Issuer. The principal business of Porges is serving as a manager of KCI, and he has been elected to serve as a director of the Issuer.

(d)	None of the Reporting Persons, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	KCI was formed pursuant to the laws of the State of Nevada. Antos and Porges are each citizens of the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration.

KCI acquired the shares of Common Stock reported herein pursuant to the transactions contemplated by that certain Agreement of Share Purchase and Sale of Assets dated April 13, 2014, and as amended on May 15, 2014 (as amended, the “Purchase Agreement”), by and among the Issuer, KCI Investments, LLC, a Nevada limited liability company and wholly owned subsidiary of KCI (“Investments”), KCI, certain shareholders of the Issuer, Robert E. Jordan, as the sellers’ representative (the “Sellers’ Representative”), and Joel Bernstein, as the escrow agent (the “Escrow Agent”).

On June 4, 2014, pursuant to the Purchase Agreement, the Issuer acquired 100% of the issued and outstanding membership interests of Investments from KCI. In exchange therefor, the Issuer issued to KCI an aggregate of 34,508,976 shares of Common Stock. In addition, pursuant to the Purchase Agreement, KCI purchased and acquired from certain shareholders of the Issuer an aggregate of 6,305,400 shares of issued and outstanding Common Stock in exchange for cash consideration in an aggregate amount of $187,856.32. As a result of the transactions contemplated by the Purchase Agreement, Investments became a wholly owned subsidiary of the Issuer, and KCI became the majority stockholder of the Issuer, owning an aggregate of 40,814,376 shares of Common Stock, representing, as of June 4, 2014, 96.0% of the issued and outstanding shares of Common Stock.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to that certain (i) Agreement of Share Purchase and Sale of Assets dated April 13, 2014 (the “Original Agreement”), by and among the Issuer, Investments, KCI, certain shareholders of the Issuer, the Sellers’ Representative, and the Escrow Agent, a copy of which is incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 16, 2014 and (ii) Amendment to Agreement of Share Purchase and Sale of Assets, dated May 15, 2014 (the “Amendment”), by and among the Issuer, Investments, certain stockholders of the Issuer and the Sellers’ Representative, a copy of which is incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 20, 2014.

The source of funds for the purchase of the shares of Common Stock by KCI pursuant to the Purchase Agreement was KCI’s and Investments’ working capital.

ITEM 4.	Purpose of Transaction.

The information provided in Item 3 of this Schedule 13D is incorporated herein by reference.

Effective immediately upon the closing of the transactions contemplated by the Purchase Agreement, Anthony Q. Joffee, Robert M. Snibbe, Jr., Robert P. Bova and Steven Silberman each resigned as a member of the Issuer’s Board of Directors. Furthermore, Robert E. Jordan has resigned as a member of the Issuer’s Board of Directors, effective upon ten (10) days of the filing by the Issuer of a Schedule 14f-1 regarding the change in the majority of its directors. Effective upon the closing of the transactions contemplated by the Purchase Agreement, Antos was appointed as a member of the Issuer’s Board of Directors, and effective upon ten (10) days of the filing by the Issuer of a Schedule 14f-1 regarding the change in the majority of its directors, Porges will be appointed as a member of the Board of Directors. In addition, effective upon the closing of the transactions contemplated by the Purchase Agreement, the Board of Directors of the Issuer appointed Antos to serve as the Issuer’s President and Chief Executive Officer and Richard Groberg to serve as the Issuer’s Vice President, Secretary, Treasurer and Chief Financial Officer.

From time to time, KCI intends to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the shares of the Issuer’s Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, KCI will take such additional actions in the future as it may deem appropriate in light of the circumstances existing, from time to time, which may include taking one or more of the actions specified in clauses (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 40,814,376 shares of Common Stock, or 96.0% of the shares of Common Stock issued and outstanding. The percentage set forth in Row 13 of the cover page and this Item 5(a) assumes that 42,514,796 shares of Common Stock were outstanding as of the date hereof, which number of outstanding Shares was provided to the Reporting Persons by the Issuer.

(b) Each of the Reporting Persons (i) shares the power to vote or direct the vote of 40,814,376 shares of Common Stock to which this Schedule 13D relates, (ii) has the sole power to vote or direct the vote of 0 shares of Common Stock to which this Schedule 13D relates, (iii) shares the power to dispose or direct the disposition of the 40,814,376 shares of Common Stock to which this Schedule 13D relates, and (iv) has the sole power to dispose or direct the disposition of 0 shares of Common Stock to which this Schedule 13D relates.

(c) Other than as set forth in Items 3 and 4 of this Schedule 13D, which are hereby incorporated by reference in this Item 5(c), the Reporting Persons have not effected any transaction relating to the Company’s shares of Common Stock during the past 60 days.

(d) KCI has the right to receive, and its two managers, Antos and Porges, jointly have the power to direct the receipt of dividends from, and proceeds from the sale of, the shares of Common Stock. Except as set forth above, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the arrangements described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Right of First Refusal

Pursuant to the terms of the Purchase Agreement, each shareholder of the Issuer party to the Purchase Agreement granted to KCI a right of first refusal to purchase such shareholder’s shares of Common Stock that KCI did not purchase pursuant to the Purchase Agreement, which such shareholder may, from time to time, propose to sell and transfer after the closing of the transactions contemplated by the Purchase Agreement.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to (i) the Original Agreement, a copy of which is filed, a copy of which is incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 16, 2014 and (ii) the Amendment, a copy of which is incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 20, 2014.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit Number	Description
99.1

Agreement of Share Purchase and Sale of Assets, dated April 13, 2014, among Dixie Foods International, Inc., KCI Investments, LLC, Robert E. Jordan, certain shareholders of Dixie Foods International, Inc., as set forth on the signature pages thereto, and Joel Bernstein, as the Escrow Agent (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Dixie Foods International, Inc. on April 16, 2014).

99.2	Amendment to Agreement of Share Purchase and Sale of Assets, dated May 15, 2014, among Dixie Foods International, Inc., KCI Investments, LLC, Robert E. Jordan, as the Sellers’ Representative and certain shareholders of Dixie Foods International, Inc., as set forth on the signature pages thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Dixie Foods International, Inc. on May 20, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2014	KCI HOLDINGS I, LLC, By: /s/ Kenneth Antos
Kenneth Antos, Manager of KCI Holdings I, LLC

Dated: June 13, 2014	/s/ Donald Porges
Donald Porges, Manager of KCI Holdings I, LLC

Dated: June 13, 2014	/s/ Kenneth Antos
Kenneth Antos

Dated: June 13, 2014	/s/ Donald Porges
Donald Porges

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